

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Steve R. Carchedi
Chief Executive Officer
Allarity Therapeutics, Inc.
210 Broadway, Suite 201
Cambridge, MA 02139

   Re: Allarity Therapeutics, Inc.
    Amendment No. 2 to Registration Statement on Form S-4
    Filed October 20, 2021
    File No. 333-258968

Dear Mr. Carchedi:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

Business
License Agreement with Eisai for Stenoparib, page 183

1. We note that you have filed the second amendment to the exclusive license agreement you have with Eisai as Exhibit 10.12 as well as the third amendment to the exclusive license agreement you have with Smerud as Exhibit 10.13. Please revise your summary disclosure of your agreements with Eisai and Smerud, respectively, to clearly reference these amendments. Include in your revisions disclosure of the extension payment under your agreement with Eisai and the trigger therefor, as set forth in Section 7.6 of the amended agreement. We note your table on page 146 comparing stenoparib to approved drugs marketed by third parties and another product candidate in development by a third party.

Given the stage of development for stenoparib, such comparison is premature and speculative. Accordingly, please remove this comparison.

Additionally, we note your disclosure on page 103 that the initiation by Smerud of the next Phase 2 clinical trial for LiPlaCis is anticipated by early 2022 and that the license agreement with Smerud may be terminated if Smerud does not obtain outside financing for the program by October, 2021. Please shorten the arrow corresponding to this program in your pipeline table on page 14 so that it reflects that your development partner has not completed Phase 2 development.

Research and Development Expenses, page 226

2.   We note your response to comment 10. It is not clear based on your response specifically what the patent costs represent that are included in research and development and correspondingly how inclusion of these costs is appropriate under ASC 730-10. Please further advise by telling us who the payments were made to and for what specific purpose. If true, revise your disclosure to state that the patent expenses do not relate to legal costs.

You may contact Nudrat Salik at (202) 551-3692 or Vanessa Robertson at (202) 551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Christine Westbrook at (202) 551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott E. Bartel, Esq.